Building wealth through developing and operating major copper & gold mines

GIBRALTAR RESERVES INCREASE 80% TO 802 MILLION TONS

May 10, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces an 80% increase in mineral reserves from 445 million tons to 802 million tons at its Gibraltar Copper-Molybdenum mine near Williams Lake, British Columbia.

The reserve evaluation maintained a 0.20% copper cut-off, incorporating a $2.25/lb pit shell design across the 5 pits that make up the Gibraltar deposit. The last reserve update completed in 2008 used a $1.75/lb pit shell for the Gibraltar Extension and $1.50/lb for all other areas. This update will add roughly 1.8 billion lbs of recoverable copper to Gibraltar’s present reserve of 2.5 billion lbs for a total of 4.3 billion recoverable lbs. Molybdenum reserves increase from 30 million lbs to nearly 60 million lbs.

After the completion of Gibraltar Development Plan 3 (GDP3), by December 2012, the Gibraltar ore body will be capable of supporting mining operations of 30 million tons of ore per year, production capacity of 180 million lbs of copper and 2.2 million lbs of molybdenum.

Russell Hallbauer, President and CEO of Taseko, stated, “One of the key objectives for the Company over the past five years has been to unlock the value of Gibraltar by acquiring adjacent mineralized properties like the Gibraltar Extension undertaking additional drilling to more fully understand the geology of the deposit and ultimately putting that all together in a mine engineering design and financial plan that ensures the full economic potential of this large ore body can be unlocked for our shareholders.

The 4.3 billion lbs of recoverable copper that is going to be produced from Gibraltar over the next 27 years is a testament of fulfilling that objective.”

Mr. Hallbauer continued, “Gibraltar will provide significant economic benefit to our current 480 employees, as well as the additional 140 that will be hired once GDP3 is complete. In addition, the mine will make a large contribution to the local, provincial and national economies, as a result of the multiplier effect.”

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Gibraltar's proven and probable reserves as of March 31, 2011 are tabulated below:

Gibraltar Mine Mineral Reserves As at March 31, 2011 At 0.20% copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven	45.1	0.30	0.012
	Probable	30.5	0.28	0.010
	Subtotal	75.6	0.29	0.011
Gibraltar East	Proven	143.6	0.28	0.008
	Probable	71.6	0.27	0.010
	Subtotal	215.2	0.27	0.008
Granite	Proven	216.8	0.32	0.010
	Probable	32.4	0.32	0.005
	Subtotal	249.2	0.32	0.009
Gibraltar Extension	Proven	72.6	0.36	0.002
	Probable	31.1	0.30	0.002
	Subtotal	103.7	0.34	0.002
Pollyanna	Proven	106.6	0.29	0.009
	Probable	51.2	0.28	0.010
	Subtotal	157.8	0.29	0.009
Total		801.6	0.30	0.008

The mineral reserves stated above are contained within the following mineral resources:

Gibraltar Mine Mineral Resources As at March 31, 2011 At 0.20% copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured	670.0	0.31	0.008
Indicated	280.3	0.29	0.008
Total	950.3	0.30	0.008

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice President, Engineering and a Qualified Person under National Instrument 43-101. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates used long term metal prices of US$2.25/lb for copper and US$14.00/lb for molybdenum and a foreign exchange of US$0.85/C$ 1.00. Mr. Jones has reviewed this release. A technical report will be filed on www.sedar.com.

For further information on Taseko, please see the Company’s website at www.tasekomines.com or contact: Investor Relations - 778-373-4533, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and "indicated resources". Taseko Mines Limited advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com